UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 23)

Bandag, Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
059815-100
(CUSIP Number)
Jay O. Rothman Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414)271-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 059815-100	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin G. Carver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 583,528(See Item 5)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,615,685 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 583,528 (See Item 5)
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,615,685 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,213 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0% (See Item 5)
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roy J. Carver, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 400,732 (See Item 5)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,615,685 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 400,732 (See Item 5)
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,615,685 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,016,417 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (See Item 5)
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	13D	Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,615,685 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,615,685 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,615,685 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2% (See Item 5)
14		TYPE OF REPORTING PERSON * OO (LLC)

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	13D	Page 5 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carver Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,615,685 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,615,685 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,615,685 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2% (See Item 5)
14		TYPE OF REPORTING PERSON * PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	13D	Page 6 of 8 Pages

Item 1.	Security and Issuer.

        This Amendment No. 23 to Schedule 13D relates to shares of Common Stock, par value $1.00 per share (the “Common Stock”), of Bandag, Incorporated, an Iowa corporation (the “Issuer”). This Amendment is being filed to reflect the automatic conversion of each share of the Issuer’s Class B Common Stock, par value $1.00 per share (the “Class B Stock”), into one share of Common Stock, which was effected on January 16, 2007, and to reflect the 389 shares of Common Stock that Martin G. Carver holds in his 401(k) plan account. The address of the principal executive offices of the Issuer is 2905 North Highway 61, Muscatine, Iowa 52761.

Item 5.	Interest in Securities of the Issuer.

        To the best of the reporting parties’ knowledge and based on information obtained from the Issuer, the aggregate number of shares of Common Stock of the Issuer outstanding on January 17, 2007, after giving effect to the conversion of the Class B Stock into Common Stock, was 9,986,354 shares. The beneficial ownership percentages set forth in this Schedule 13D for each reporting party are calculated in accordance with the provisions of Rule 13d-3 and are based upon 9,986,354 shares of Common Stock outstanding.

(a)-(b):

        (1)        Carver Partners LP, a Delaware limited partnership, is the direct beneficial owner of 2,615,685 shares of Common Stock, representing 26.2% of the issued and outstanding shares of Common Stock and 26.2% of the Issuer’s total voting power.

        (2)        By virtue of its position as the sole general partner of Carver Partners LP, Carver Management Company LLC, a Delaware limited liability company, may be deemed to beneficially own the 2,615,685 shares of Common Stock, representing 26.2% of the issued and outstanding shares of Common Stock and 26.2% of the Issuer’s total voting power, held by Carver Partners LP.

        (3)        Martin G. Carver beneficially owns an aggregate of 3,199,213 shares of Common Stock, which represents 32.0% of the issued and outstanding shares of Common Stock and 32.0% of the Issuer’s total voting power. Included in this total are:

(i) 583,528 shares of Common Stock over which he possesses sole voting and investment power; and

(ii) 2,615,685 shares of Common Stock held by Carver Partners LP, over which he shares voting and investment power by virtue of his position as one of the two managers of Carver Management Company LLC, which is the sole general partner of Carver Partners LP.

        (4)        Roy J. Carver, Jr. beneficially owns an aggregate of 3,016,417 shares of Common Stock, which represents 30.2% of the issued and outstanding shares of Common Stock and 30.2% of the Issuer’s total voting power. Included in this total are:

(i) 400,732 shares of Common Stock over which he possesses sole voting and investment power; and

(ii) 2,615,685 shares of Common Stock held by Carver Partners LP, over which he shares voting and investment power by virtue of his position as one of the two managers of Carver Management Company LLC, which is the sole general partner of Carver Partners LP.

CUSIP No. 059815-100	13D	Page 7 of 8 Pages

(c)	Except as reported above, the reporting parties have not effected any transactions in the Issuer’s securities during the past sixty days.

(d)	None.

(e)	Not applicable.

CUSIP No. 059815-100	13D	Page 8 of 8 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2007

CARVER PARTNERS LP
By: Carver Management Company LLC, as its General Partner
By: /s/ Martin G. Carver
Martin G. Carver, Manager
By: /s/ Roy J. Carver, Jr.
Roy J. Carver, Jr., Manager
CARVER MANAGEMENT COMPANY LLC
By: /s/ Martin G. Carver
Martin G. Carver, Manager
By: /s/ Roy J. Carver, Jr.
Roy J. Carver, Jr., Manager
/s/ Martin G. Carver
Martin G. Carver
/s/ Roy J. Carver, Jr.
Roy J. Carver, Jr.